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                              June 6, 2024

       Yuanjun Ye
       Chief Financial Officer
       LightInTheBox Holding Co., Ltd.
       51 Tai Seng Avenue
       #05-02B/C, Pixel Red
       Singapore 533941

                                                        Re: LightInTheBox
Holding Co., Ltd.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2023
                                                            Filed March 28,
2024
                                                            File No. 001-35942

       Dear Yuanjun Ye:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2023

       Conventions that Apply to this Annual Report on Form 20-F, page ii

   1. We note that your definition of China and the PRC excludes Hong Kong. Please revise to clarify that the legal
and operational risks associated with operating in China also apply to operations in Hong
Kong. This disclosure may appear in the definition itself or in another appropriate discussion
of legal and operational risks applicable to the company.
       Item 3. Key Information, page 1

   2. We note your representation that "LightInTheBox Holding Co., Ltd. is a Cayman Islands holding company with no
material operations of [y]our own" and that you conduct your operations primarily
through your "subsidiaries in Singapore, Hong Kong, the PRC, the
                                                        United States and
Netherlands." Please revise to explicitly clarify that you are not a
                                                        Chinese operating
company but a Cayman Islands holding company and disclose that this structure involves
unique risks to investors. Explain whether the holding
                                                        company structure is
used to provide investors with exposure to foreign investment in
 Yuanjun Ye
FirstName  LastNameYuanjun   Ye
LightInTheBox  Holding Co., Ltd.
Comapany
June 6, 2024NameLightInTheBox Holding Co., Ltd.
June 6,
Page 2 2024 Page 2
FirstName LastName
         China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the
         Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless. Please similarly discuss the applicable laws and regulations in Hong
         Kong as well as the related risks and consequences. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. Lastly, disclose clearly the entity (including the domicile) in which investors own an interest.
3. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory
         actions by China   s government, such as those related to the use of
variable interest entities
         and data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. This section should address, but not necessarily be limited to, the risks highlighted in the forward-looking information and Risk Factors sections. Lastly, please provide cross-references to a more detailed discussion of the individual risks identified here.
4. Provide a description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors. Provide cross-references to the consolidated financial statements. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.
5. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of
 Yuanjun Ye
LightInTheBox Holding Co., Ltd.
June 6, 2024
Page 3
         restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets. Please also include this disclosure in Item 5.
         Operating and Financial Review and Prospects.
6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries and investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.
7. We note your Summary of Risk Factors section on page 3 under Item 3.D. Please relocate your summary of risk factors here instead of Item 3.D. Additionally, please revise your summary of risk factors to disclose the risks that your corporate structure and being based
         in or having the majority of the company   s operations in China poses
to investors. In
         particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page) to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of
       China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In doing so, explain how you arrived at your conclusion and the basis for your conclusion. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such
FirstName LastNameYuanjun Ye
       permissions or approvals are not required, or (iii) applicable laws, regulations, or
Comapany    NameLightInTheBox
       interpretations change and Holding Co., Ltd.to obtain such permissions or approvals in the you are required
June 6,future.
        2024 Page 3
FirstName LastName
 Yuanjun Ye
FirstName  LastNameYuanjun   Ye
LightInTheBox  Holding Co., Ltd.
Comapany
June 6, 2024NameLightInTheBox Holding Co., Ltd.
June 6,
Page 4 2024 Page 4
FirstName LastName
The Holding Foreign Companies Accountable Act, page 2

9.       Please disclose the location of your auditor   s headquarters and
whether and how the
         Holding Foreign Companies Accountable Act, as amended by the
Consolidated
         Appropriations Act, 2023, and related regulations will affect your company.
Item 3.D Risk Factors, page 3

10.      Given the Chinese government   s significant oversight and discretion
over the conduct and
         operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you
         that, pursuant to federal securities rules, the term    control
(including the terms
            controlling,       controlled by,    and    under common control
with   ) means    the possession,
         direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
11. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, explain how you arrived at your conclusion and the basis for your conclusion.
You may face difficulties in protecting your interests . . ., page 25

12. We note your disclosure that "[m]ost of our directors and officers reside outside the
         United States and all or a substantial portion of their assets are located outside of the
         United States." To the extent one or more directors, officers or members of senior management located in the PRC/Hong Kong, please (i) state that is the case and identify
         the relevant individuals and (ii) include a separate    Enforceability
   section addressing the
         challenges of bringing actions and enforcing judgments and liabilities against such individuals.
 Yuanjun Ye
FirstName  LastNameYuanjun   Ye
LightInTheBox  Holding Co., Ltd.
Comapany
June 6, 2024NameLightInTheBox Holding Co., Ltd.
June 6,
Page 5 2024 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Yu Wang